Clifford Chance
Partnerschaft mit
BESCHRÄNKTER BERUFSHAFTUNG

Junghofstraße 14 60311 Frankfurt am Main Germany

Tel +49 69 7199 01
Fax +49 69 7199 4000

www.cliffordchance.com

VIA EDGAR

Laura Veator, Stephen Krikorian, Alexandra

Barone, and Jeff Kauten

United States Securities & Exchange Commission

Division of Corporation Finance	March 27, 2024

100 F Street, N.E.

Washington, D.C. 20549-0404

Re	Pegasus Digital Mobility Acquisition Corp.

Registration Statement on Form F-4

Filed March 25, 2024, File No. 333-274701

Acceleration Request

Requested Date: March 28, 2024

Requested Time: 4:00 PM Eastern Time

Dear Ms. Veator, Mr. Krikorian, Ms. Barone, and Mr. Kauten:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pegasus Digital Mobility Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-4 (File No. 333-274701), as amended (the “Registration Statement”), so that it may become effective 4:00 p.m. Eastern Time on March 28, 2024 or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Clifford Chance PmbB.

We request that we be notified of such effectiveness by a telephone call to Mr. Hacket at +49 69 7199 3103, or in his absence Mr. Wittmann at +49 69 7199 1528, of Clifford Chance PmbB. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Clifford Chance PmbB, attention: George Hacket, via facsimile +49 69 7199 4000.

Sincerely,

/s/ F.Jeremey Mistry

Clifford Chance PARTNERSCHAFT MIT BESCHRÄNKTER BERUFSHAFTUNG

c.c.            George Hacket and Axel Wittmann, Clifford Chance PmbB